vTv Therapeutics Inc.

3890 Premier Drive

Suite 310

High Point, NC 27265

April 16, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

vTv Therapeutics Inc.
Registration Statement on
Form S-3 (File No. 333-254445)

Dear Mr. Campbell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 of vTv Therapeutics Inc. (the “Company”), be accelerated to April 20, 2021 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

vTv Therapeutics inc.

By:	/s/ Rudy Howard
	Name:	Rudy Howard
	Title:	Chief Financial Officer

[Signature Page to Company Acceleration Request]